

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2021

Andrew Boyd
Chief Investment Officer
Ivanhoe Capital Acquisition Corp.
1177 Avenue of Americas
5th Floor
New York, NY 10026

>   **Re: Ivanhoe Capital Acquisition Corp.**
>   **Registration Statement on Form S-4**
>   **Filed August 10, 2021**
>   **File No. 333-258691**

Dear Mr. Boyd:

　　We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed August 10, 2021

Questions and Answers About the Proposals for Shareholders, page 7

1. Please add a question and answer that discusses the interests and conflicts of interests that the sponsor and the officers and directors have in the business combination.

2. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other shareholders experience a negative rate of return in the post business combination company.

3. Please add a question and answer that discusses the factors considered in connection with the business combination.

Q: What equity stake will current Parent shareholders..., page 10

4.   Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Q. What are the U.S. federal income tax consequences of the Domestication?, page 13

5.   Please revise your response to begin with a definitive statement as to whether investors are likely to experience a taxable event as a result of the domestication.

Q. Do I have redemption rights?, page 14

6.   We note that the Sponsor agreed to waive its redemption rights. Please describe any consideration provided in exchange for this agreement.

Q. How do I exercise my redemption rights?, page 14

7.   Please clarify whether public shareholders that redeem their shares will retain any warrants. If so, quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks. Also, revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Information About the Parties to the Business Combination, page 24

8.   Please balance your disclosure regarding SES Holdings Pte. Ltd. to state that SES has not produced Li-Metal batteries for sale, has a history of no revenues and of net losses, and expects to continue to incur losses until at least 2026.

Related Agreements
PIPE Financing, page 32

9.   We note that if reasonably requested by SES, Parent will cooperate with SES to permit additional PIPE financing of up to $75 million. Please revise to clarify whether the additional PIPE financing will also be at a price of $10 per share. In addition please explain whether the additional PIPE financing will be substantially concurrent with the closing of the business combination. Please disclose the additional PIPE financing where you discuss the terms of the PIPE with respect to conflicts of interest, dilution, voting power and ownership levels.

Director Nomination Agreement and Board Observation Agreement, page 34

10.   Please file the director nomination agreement with GM Ventures and the board observation agreement with Hyundai as exhibits to the proxy statement/prospectus.

Interests of Parent Directors and Executive Officers in the Business Combination, page 38

11.   Please revise your disclosure here, and where necessary, to quantify the number of securities held and the aggregate dollar amount as of the most recent practicable date. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company's officers and directors, if material.

12.   Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. Disclose if the SPAC's sponsors, directors, officers or their affiliates will participate in the private placement.

13.   Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Comparative Per-Share Data, page 49

14.   Please tell us and expand your disclosures to highlight the numerators and denominators used to determine your calculations of historical book value per share for Parent and combined pro forma book value per share assuming no redemptions and maximum redemptions.

Market and Industry Data, page 51

15.   Please tell us whether you commissioned any of the third-party data presented and, if so, please file the consent as an exhibit.

16.   We note the disclosure that SES has not had the information verified by any independent sources. Please note that you are responsible for the entire contents of the registration statement. As this statement may imply an inappropriate disclaimer of responsibility with respect to third-party information, please delete the statement or revise to specifically state that you are liable for such information.

Risk Factors, page 52

17.   Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

18. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

19. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Our ability to manufacture our Li-Metal batteries at scale..., page 55

20. Please revise your disclose to state the location of the Pilot Facility.

New SES's certificate of incorporation will provide..., page 75

21. We note that New SES's certificate of incorporation will include an exclusive forum provision and that the form certificate has been filed as Annex C to the proxy statement/prospectus. Please revise your discussion in risk factors to include paragraphs 2 and 3 of Article XII.

Unaudited Pro Forma Condensed Combined Financial Information
Notes to Unaudited Pro Forma Condensed Combined Financial Information
3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 104

22. We note your adjustment (F) reflecting the $200 million in proceeds from the issuance and sale of 20.0 million shares of Parent Class A common stock in connection with the PIPE Financing. You indicate in your footnote that in relation to a PIPE Financing by a strategic investor, New SES will provide certain benefits to such strategic investor pursuant to a development agreement between the strategic investor and SES which is over and above the value that would be expected to be realized from the equity investment itself, resulting in the recognition of a strategic premium liability. Please explain to us in greater detail the nature of the arrangement, the related benefits to be provided to the investor and how you determined the amount to be allocated to the strategic premium. Additionally, tell us why you believe it is appropriate to record the amortization of the premium as an offset to research and development expense and revise your footnote to disclose the period over which the benefits are to be provided to the investor.

Certain Company Projected Financial and Other Information , page 141

23. We note your attempt to limit reliance on the financial projections on page 142. Please explain the basis for your ability to disclaim responsibility for the information that you

disclose and in doing so, please explain what you mean by the phrase "except to the extent required by applicable federal securities laws."

24. We note that the projections forecast through year 2028. Please provide an explanation for the basis of the projections beyond year three (i.e. year 2024). Disclose whether the projections are in line with historic operating trends. Address why the change in trends is appropriate or assumptions are reasonable. While you have a history of operating losses, the forecasts project increasing total gross profit, including $2,243 million in 2028. Clearly describe the basis for projecting this growth and the factors or contingencies that would affect such growth ultimately materializing.

25. Please list all of the key assumptions that impacted the forecast and quantify all of the assumptions provided.

Certain Company Projected Financial and Other Information
Projected Financial Information , page 141

26. Please revise your table table on page 141 to include net income (loss) and/or earnings (loss) per share. It is generally not appropriate to present sales or revenue projections without a measure of income. We refer you to the guidance outlined in Item 10(b)(2) of Regulation S-K.

U.S. Federal Income Tax Considerations, page 185

27. It appears that counsel's discussion will not cover the tax consequences mentioned in (ii) of the first paragraph. If so, please explain why the discussion will not include the tax consequences related to the redemption of shares. Given the uncertain and complex tax consequences of the redemption that you disclose, it appears the discussion should also cover those matters.

28. We note that the domestication is intended to qualify as a reorganization within the meaning of Section 368 of the Code. Please revise to make clear that your conclusion as to tax treatment under Section 368 of the Code is based upon your opinion of tax counsel and file the opinion as Exhibit 8.1 to the proxy statement/prospectus.

Beneficial Ownership of Securities, page 266

29. Please ensure that the table on page 267 clearly shows share ownership percentage as well as voting control, to the extent the amounts are different, given the dual class stock structure that will be in place following the domestication.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Gilmore at 202-551-3777 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing